Mail Stop 3720

Robert Spigno
Chief Executive Officer
ConectiSys Corporation
24307 Magic Mountain Parkway, Suite 41
Valencia, California 91355

Re: ConectiSys Corporation
Registration Statement on Form SB-2
File No. 333-137204
Filed on September 8, 2006

Dear Mr. Spigno:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the registration rights agreement entered into in connection with the March 8, 2006 securities purchase agreement defines registrable securities to mean, among other things, the Conversion Shares, Damages Shares, shares issuable in payment of the Standard Liquidated Damages Amount and the Warrant Shares. In your response letter, tell us what shares you are registering for resale in connection

Robert Spigno
ConectiSys Corporation
October 6, 2006
Page 2

with the securities purchase agreement and related registration rights agreement and why you believe it is appropriate to register the shares for resale at this time. Revise your disclosure to clearly indicate what you are registering.

2. In this regard, we note that you are registering for resale common stock underlying callable secured convertible notes and warrants to be issued in a series of closings under the March 8, 2006 securities purchase agreement, and that the last closing will occur at end of December, 2006. Please advise us in your response letter how many closing have occurred, the amount of money the company has received to date and the amount of convertible notes and warrants you have issued to date. Provide your analysis as to why you believe it is appropriate to register for resale the shares underlying convertible notes and warrants that have not yet been sold. We note, for example, that subsequent tranches were scheduled to close from one to three months after you filed the registration statement. We also note that either the company or a majority-in-interest of the investors may terminate their obligations to purchase subsequent tranches upon 30 days written notice to the other party. Please refer to Interpretation 3S(b) under the heading "Securities Act Sections" in the March 1999 Supplement to the Division's Manual of Publicly Available Telephone Interpretations.

3. It also appears that you are registering shares that may be paid as interest on the notes and that the payment of interest in shares of common stock is at the sole discretion of the investors. In your response letter, provide your analysis as to why you believe it is appropriate to register for resale at this time the shares issuable for the payment of interest.

4. Lastly, we note that the registration statement concerns the offer by AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC of an amount of your common stock that is roughly 63% of the amount of your currently outstanding common stock. Given the nature and size of the current and past transactions registered on behalf of these entities, advise us in your response letter of the company's basis for determining that the current transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C. Also tell us the total number of shares of common stock you have sold to these entities and the number of shares they have subsequently sold under the various registrations statements you have filed on their behalf.

The Offering – page 3

5. Please disclose that the number of shares being registered represents __% of your shares currently outstanding without assuming the conversion of the notes or exercise of warrants.

Risk Factors, page 5

Our default on the repayment of convertible debentures or notes…, page 5

6. Please revise this risk factor caption to highlight that you are currently in default on your convertible debentures and notes.

7. Briefly explain here and disclose in more detail in management's discussion and analysis why you are in default of your registration obligations and the payment of interest.

8. Quantify the amount of principal and interest that the debenture holders and note holders can demand that you immediately repay.

Principal and Selling Security Holders, page 49

9. Disclose the material terms of the warrants whose underlying shares are being registered. Disclose why the warrant agreement for the warrants issued in connection with the March 8, 2006 securities purchase agreement states that the exercise price of the warrants is $0.0009 per share, but footnote (7) to the table states that the exercise price of the warrants on September 6, 2006 would have been $0.005.

Plan of Distribution, page 53

10. We note that the selling security holders may engage in short sales against the box. In your response letter, please confirm your understanding that there would be a violation of Section 5 if a selling shareholder entered into such a short sale prior to the effectiveness of the registration statement because the shares are deemed to be sold at the time such sale is made. See interpretation 12 under "Section A—Securities Act Sections" of the Divisions Manual of Publicly Available Telephone Interpretations, available on our website at http://www.sec.gov/interps/telephone.shtml.

11. We note your statement in paragraph three that the selling stockholders and any brokers, dealers or agents that participate in the distribution of the common stock "may be deemed to be underwriters." Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Please revise as applicable.

Part II

Item 26. Recent Sales of Unregistered Securities

12. We note that you have not included disclosure regarding the March 8, 2006 issuance of callable secured convertible notes and warrants to AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners, LLC and New Millenium Capital Partners II, LLC. Please revise or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: John Bradley, Esq. (by facsimile)